UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ally Financial, Inc.

File No. 001-03754 - CF#26394

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Ally Financial, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit 10.9 to a Form 10-K filed on February 25, 2011 and subsequently filed on amended 10-K's with reduced and revised redactions on August 26, 2011 and January 4, 2012.

Based on representations by Ally Financial, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9 until February 25, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel